[Esterline Technologies Corporation Letterhead]

December 17, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Attn: Filing Desk

Re:	Esterline Technologies Corporation. – Application for Withdrawal pursuant to Rule 477 of the
Securities Act of 1933, as amended, Amendment No. 2 to Registration Statement on Form S-4/A
(File No. 333-170032)

To whom it may concern:

On December 16, 2010, Esterline Technologies Corporation filed Amendment No. 2 to Registration Statement No. 333-170032 on Form S-4/A (the “Amendment”) with the Securities and Exchange Commission (the “Commission”). Pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby apply for the withdrawal of the Amendment effective as of the date hereof because the Commission declared the registration Statement on Form S-4 effective prior to filing and therefore, the wrong EDGAR tag was used and such Amendment should be re-filed as a post-effective amendment. No securities were sold in connection with the offering.

Please send copies of the written order granting withdrawal of the Amendment to Robert D. George, Vice President and Chief Financial Officer, 500 108th Avenue NE, Bellevue, Washington 98004 with a copy to Andrew Bor, Perkins Coie LLP, 1201 Third Avenue, Suite 4800, Seattle, Washington 98101, facsimile number (206) 359-9577.

If you have any questions regarding this letter, please do not hesitate to contact Andrew Bor of Perkins Coie LLP, the Company’s legal counsel, at (206)359-8577.

Very Truly Yours,

/s/ Robert D. George
Robert D. George Vice President and Chief Financial Officer, Secretary and Treasurer